PD SD 2/23/16

16001694

SEC Mail Processing Section
FEB 22 2016
Washington DC
404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/11/14 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tenoaks Energy Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14180 N. Dallas Parkway, Ste 715
(No. and Street)

Dallas (City) TX (State) 75254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lindsay Sherrer 214-420-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co, PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue (Address) Dallas (City) TX (State) 75214 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Lindsay Sherrer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TenOaks Energy Advisors, LLC, as of February 8, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner
Title

Notary Public

Sebrena Jones

SEBRENA JONES
MY COMMISSION EXPIRES
August 29, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TenOaks Energy Advisors

TenOaks Energy Advisors, LLC
(A Texas Limited Liability Company)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS REPORT

December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TenOaks Energy Advisors, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of TenOaks Energy Advisors, LLC as of December 31, 2015, and the related statements of operations and changes in member's equity and cash flows for the period from October 11, 2014 ("Inception") to December 31, 2015. These financial statements are the responsibility of TenOaks Energy Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TenOaks Energy Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period from Inception to December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of TenOaks Energy Advisors, LLC's financial statements. The supplemental information is the responsibility of TenOaks Energy Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 8, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

TENOAKS ENERGY ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash and Cash Equivalents	$	1,971,000
Prepaid Expenses		4,342
Security Deposits		4,169
TOTAL ASSETS	**$**	**1,979,511**
LIABILITIES AND MEMBER'S EQUITY		
Deferred Rent		9,829
Total Liabilities		**9,829**
COMMITMENTS AND CONTINGENCIES (Note 7)		
MEMBER'S EQUITY		**1,969,682**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,979,511**

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

TenOaks Energy Advisors, LLC (the Company) is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Limited Liability Company that is a fully-owned affiliate of TenOaks Energy Partners, LLC. (Parent). The U.S. dollar ($) is the functional currency of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including consulting and advisory services.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Income

Commission fees are received when deals are closed and subsequently, revenue is recognized when payments are made at closing.

Services Income

Services income is earned when services are completed and an invoice is generated.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Parent is taxed as a partnership. Accordingly, Federal income is taxed at the member level. As a result, the net taxable income of the Company and Parent and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in the members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the Parent.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

As of December 31, 2015, the years ending December 31, 2014 and 2015 remain subject to examination by major tax jurisdictions.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

Cash, accounts receivable, prepaid expenses and deferred rent are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Advertising Costs

The Company expenses advertising costs as they are incurred and advertising communication costs the first time the advertising takes place.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from Inception to December 31, 2015, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

4. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production, oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space in Dallas, Texas under an agreement classified as an operating lease. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with a provision for escalations. Rental fees approximated $46,000 for the period from inception to December 31, 2015. The future minimum rental obligations under this operating lease agreement are noted below:

Year Ending December 31,	Office
2016	$ 48,080
2017	49,144
2018	41,693
Total	$ 138,917

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control may create a financial position and operating results significantly different than if the companies were autonomous.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $1,961,171, which was $1,956,171 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.005 to 1.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity will apply five steps, Step 1: Identify the contract(s) with a customer; Step 2: Identify the performance obligations in the contract; Step 3: Determine the transaction price; Step 4: Allocate the transaction price to the performance obligations in the contract, and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in this Update help clarify the principles for recognizing revenue and develop commonalities with International Financial Reporting Standards (IFRS). The effective date of this standard was deferred by FASB ASU 2015-14-Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, and is effective for annual reporting periods beginning after December 15,2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The guidance may be applied as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. The Firm plans to adopt this standard on January 1, 2019. The Company does not expect the adoption of ASU 2014-09 and ASU2015-14 to have a material impact on the Company's results of operations or financial condition.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the period from Inception to December 31, 2015, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

10. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.